CALCULATION OF REGISTRATION FEE

Proposed
		maximum	Amount of
Title of each class of securities to be	Amount to be	aggregate	registration
registered	registered	offering price	fee
Common Stock, $.01 par value(1)	$386,400,000	$386,400,000	$11,862.48(2)

(1)          Includes series A junior preferred stock purchase rights attached to each share of common stock.

(2)          The filing fee of 11,862.48 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 19, 2007

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-141393

10,500,000 Shares

Common Stock

We are offering 10,500,000 shares of our common stock.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “BEAV.”  On March 22, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $33.33 per share.

The underwriters have a 30-day option to purchase a maximum of 1,575,000 additional shares of common stock to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page S-10 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to BE Aerospace
Per Share	$32.00	$1.416	$30.584
Total	$336,000,000	$14,868,000	$321,132,000

The underwriters expect to deliver the shares of common stock on or about March 28, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank

CIBC World Markets
Friedman Billings Ramsey
Jefferies Quarterdeck

The date of this prospectus supplement is March 22, 2007

TABLE OF CONTENTS

Prospectus Supplement

	Page		Page
MARKET AND INDUSTRY DATA	i	CERTAIN MATERIAL U.S. FEDERAL
ABOUT THIS PROSPECTUS		TAX CONSIDERATIONS FOR
SUPPLEMENT	ii	NON-U.S. HOLDERS	S-19
FORWARD-LOOKING STATEMENTS	ii	UNDERWRITING	S-22
SUMMARY	S-1	NOTICE TO CANADIAN RESIDENTS	S-27
RISK FACTORS	S-10	LEGAL MATTERS	S-28
USE OF PROCEEDS	S-16	WHERE YOU CAN FIND ADDITIONAL
CAPITALIZATION	S-17	INFORMATION	S-28
PRICE RANGE OF COMMON STOCK		DOCUMENTS INCORPORATED BY
AND DIVIDEND POLICY	S-18	REFERENCE	S-29

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information you should not rely on it. This document may only be used where it is legal to sell our common stock. The information in this document may only be accurate on the date of this document.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the industry data included or incorporated by reference in this prospectus supplement is from the January/February 2007 issue of the Airline Monitor, the October 31, 2006 and the January 31, 2007 reports of the International Air Transport Association (IATA), the Boeing Current Market Outlook 2006, “The Ascend CASE Database” or the Airbus S.A.S. and The Boeing Company corporate websites.

Market and certain other industry data included or incorporated by reference in this prospectus supplement, including all market share and market size data, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from internal research and surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Although we believe that these sources are generally reliable, we have not independently verified data from these sources or obtained third party verification of market share data and do not guarantee the

i

accuracy or completeness of this information. We also may define our markets differently than other sources or define our markets as portions of other larger markets which may make obtaining information more difficult and less precise. In addition, data regarding market position and market share within our industry is intended to provide general guidance but is inherently imprecise.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus, dated March 19, 2007, that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using the SEC’s shelf registration rules. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common stock. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. See “Documents Incorporated by Reference.”

In this prospectus supplement we use the terms “BE Aerospace,” “we,” “us,” and “our” to refer to BE Aerospace, Inc., a Delaware corporation.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, including statements regarding implementation and expected benefits of lean manufacturing and continuous improvement plans, our dealings with customers and partners, the consolidation of facilities, reduction of our workforce, integration of acquired businesses, ongoing capital expenditures, our ability to grow our distribution segment, the impact of the large number of grounded aircraft on demand for our products and our underlying assets, the adequacy of funds to meet our capital requirements, the ability to refinance our indebtedness, if necessary, the reduction of debt, the potential impact of new accounting pronouncements, the impact on our business from the September 11, 2001 terrorist attacks, SARS outbreak, war in Iraq, and the impact on our business of the recent increases in passenger traffic, projected increases in passenger traffic, the size of the airline fleet and the affect of any offering of common stock made pursuant to this prospectus supplement. These forward-looking statements include risks and uncertainties, and our actual experience may differ materially from that anticipated in such statements. Factors that might cause such a difference include those discussed in our filings with the SEC, under the heading “Risk Factors” in this prospectus supplement, as well as future events that may have the effect of reducing our available operating income and cash balances, such as unexpected operating losses, the impact of rising fuel prices on our airline customers, outbreaks in national or international hostilities, terrorist attacks, prolonged health issues which reduce air travel demand (e.g., SARS), delays in, or unexpected costs associated with, the integration of our acquired or recently consolidated businesses, conditions in the airline industry, conditions in the business jet industry, problems meeting customer delivery requirements, our success in winning new or expected refurbishment contracts from customers, capital expenditures, cash expenditures related to possible future acquisitions, facility closures, product

ii

transition costs, labor disputes involving us, our significant customers or airframe manufacturers, the possibility of a write-down of intangible assets, delays or inefficiencies in the introduction of new products or fluctuations in currency exchange rates.

Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein. These statements should not be considered in isolation and you should make your investment decision only after carefully reading the entire prospectus supplement and accompanying prospectus and the documents incorporated by reference.

iii

SUMMARY

This summary highlights selected information about us and this offering. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” in this prospectus supplement and our consolidated financial statements and the related notes thereto incorporated by reference herein before making a decision to invest in our common stock.

Our Company

General

Based on our experience in the industry, we believe we are the world’s largest manufacturer of cabin interior products for commercial aircraft and business jets and a leading aftermarket distributor of aerospace fasteners. We sell our manufactured products directly to virtually all of the world’s major airlines and airframe manufacturers and a wide variety of general aviation customers. In addition, based on our experience, we believe that we have achieved leading global market positions in each of our major product categories, which include:

•       commercial aircraft seats, including an extensive line of super first class, first class, business class, tourist class and regional aircraft seats;

•       a full line of aircraft food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and microwave, high heat convection and steam ovens;

•       both chemical and gaseous aircraft oxygen delivery systems, protective breathing equipment and lighting  products;

•       business jet and general aviation interior products, including an extensive line of executive aircraft seats, direct and indirect overhead lighting systems, oxygen delivery systems, air valve systems, high-end furniture and cabinetry; and

•       a broad line of aerospace fasteners, consisting of over 175,000 Stock Keeping Units serving the commercial aircraft, business jet and military and defense industries.

We also provide comprehensive aircraft cabin interior reconfiguration and passenger-to-freighter conversion engineering services and component kits.

We had net sales of $1,128.2 million for the year ended December 31, 2006, an increase of 33.7% as compared to net sales of $844.1 million for the year ended December 31, 2005. We had operating earnings of $148.3 million for the year ended December 31, 2006, an increase of 58.4% as compared to operating earnings of $93.6 million for the year ended December 31, 2005. We estimate that our backlog at December 31, 2006 was in excess of $1.7 billion as compared to approximately $1.1 billion at December 31, 2005 and $700 million at December 31, 2004.

Industry Overview

Based on industry sources, we estimate that during 2006 the commercial and business jet cabin interior products industries had aggregate annual sales of approximately $1.7 billion and the aerospace-grade fastener industry had annual sales of over $1.6 billion. We estimate that the total worldwide installed base of commercial and general aviation aircraft cabin interior products, of the type which we manufacture, was approximately $16.9 billion as of December 31, 2006.

Commercial Aircraft Industry.   Airline passenger traffic rebounded in 2004 and demonstrated strong continued growth through 2006, bringing global revenue passenger miles back to 2000 levels. According to IATA, during 2006, the global airline industry expanded airline capacity by approximately 4.6% in response to an approximate 5.9% increase in global air traffic, following a 7.6% increase in 2005 over 2004. We believe increases in passenger traffic, and associated increases in airline capacity, are initially benefiting providers of aftermarket products and services. However, as the new aircraft delivery cycle begins to gain momentum, increases in original equipment manufacturer production rates are also expected. According to the Airline Monitor, the approximate number of deliveries of new large commercial aircraft are expected to grow to 925 in 2007 from 820 in 2006, and then to 1,037 in 2008, 1,086 in 2009, and 1,205 in 2010. In addition, according to the Airline Monitor, approximately 1,023 twin-aisle aircraft will be delivered during the 2007-2010 period. According to the Airline Monitor, by 2016 approximately 37% of new annual deliveries will be twin-aisle aircraft, an increase from 23% of new deliveries in 2006. An increase in twin-aisle aircraft is important to us as we believe twin-aisle aircraft require up to five to eight times the dollar value of products of the type that we manufacture as compared to a single-aisle, or narrow-body, aircraft and generate substantially more demand for spare parts and upgrade products and services.

During the fourth quarter of 2006, the global airline industry generated significant profitability, and a number of U.S. airlines generated the first profitable quarter since 2001. According to IATA, the worldwide airline industry is expected to generate approximately $2.5 billion in profits during 2007.

Business Jet Industry.   The business jet industry experienced an upturn beginning in 2004. In 2006 approximately 840 aircraft were delivered, which represented an increase of 19% as compared to 2005 and an increase of 49% as compared to 2004. Recent industry forecasts project significant near-term growth, with total deliveries of approximately 958 aircraft in 2007, an increase of 70% over the approximately 562 aircraft delivered in 2004. Industry sources estimate that nearly 3,025 business jets will be built during the 2007-2009 period.

Competitive Strengths

We believe that we have a strong competitive position attributable to a number of factors, including the following:

Large Installed Base.   We have a large installed base of commercial and general aviation cabin interior products, estimated to be valued at approximately $6.0 billion (for our principal products, valued at replacement prices) as of December 31, 2006. Based on our experience in the industry, we believe our installed base is substantially larger than that of our competitors. We believe that our large installed base is a strategic advantage as airlines tend to purchase aftermarket products and services, including spare parts, retrofits and refurbishment programs, from the original supplier of their equipment. As a result, we expect our large installed base to generate continued aftermarket revenue as airlines continue to maintain, evolve and reconfigure their aircraft cabin interiors.

Operating Leverage and Low Cost Producer.   Our ability to leverage our manufacturing and engineering capabilities has allowed us to expand gross and operating margins. As a result of our cost savings programs implemented following the downturn in the airline industry beginning in 2001, and through our ongoing continuous improvement and lean manufacturing programs, our overall gross margins have increased substantially. For example, our gross margin for the fiscal year ended December 31, 2006 of 35.1% improved by 260 basis points over the fiscal year ended 2004, reflecting ongoing manufacturing efficiencies and operating leverage at the higher volume of sales. In addition, our operating earnings have been increasing at a faster rate than our net sales. For example, for the year ended December 31, 2006, operating earnings grew 58.4% over operating earnings for the year ended December 31, 2005, as compared to net sales growth of 33.7% during 2006. Our operating margin which was 13.1% for the fiscal year ended December 31, 2006 has expanded by approximately 200 basis points per year in each of the past two years.

Focus on Innovation and New Product Development.   We believe, based on our experience in the industry, that we are a technological leader, with the largest research and development organization in the cabin interior products industry. As of December 31, 2006, we had 877 employees in engineering, research and development and program management. We believe our engineering, research and development effort and our on-site technicians at both the airlines and airframe manufacturers enable us to play a leading role in developing and introducing innovative products to meet emerging industry trends and thereby gain early entrant advantages. Our strong focus and continued investment in research and development, even during the 2001-2003 industry downturn, allows us to compete favorably in winning new business awards. For example, we believe our technological leadership and new product development capabilities were a key factor in our ability to grow our backlog to over $1.7 billion at December 31, 2006, an approximate 60% increase as compared to December 31, 2005. Backlog growth has been driven primarily by international aftermarket demand for retrofit of existing aircraft, including program awards in the emerging international super first class cabin interiors market. We believe these and other program awards, coupled with expected follow-on awards for other fleets of existing aircraft for product commonality and competitive purposes, will continue to drive sales growth and market share gains over the 2007-2009 period. Introduction of new products has also led to improvements in the product mix of our current backlog, which, along with our continued focus on lean manufacturing processes and additional operating leverage, is expected to result in continued margin expansion.

Exposure to International Markets.   Our overall net sales are diversified across multiple geographic regions. For 2006, approximately 29% of our sales were to European customers and approximately 22% of our sales were to customers in the markets such as Asia/Pacific Rim and Middle East regions. These emerging market customers account for approximately 38% of our current backlog and the domestic airlines account for less than 17% of our total backlog at December 31, 2006. We believe this geographic diversification makes us less susceptible to a downturn in a specific geographic region and allows us to take advantage of regional growth trends.

Diverse Product Offering and Broad Customer Base.   In addition to serving diverse geographic regions, we also provide a comprehensive line of products and services to a broad customer base. For the fiscal year ended December 31, 2006, no customer accounted for more than 10% of our net sales and our top 10 customers only accounted for approximately 36% of net sales. We have a broad range of over 200 principal customers, including essentially all of the world’s major airlines. During the fiscal year ended December 31, 2006, Boeing and Airbus combined accounted for approximately 7% of sales and approximately 7% of our sales were to business jet manufacturers for use in new business jets. Our broad product offering and customer base make us less susceptible to the loss of any one customer or program. We have continued to expand our available products and services based on our belief that the airline industry increasingly will seek an integrated approach to the design, development, integration, installation, testing and sourcing of aircraft cabin interior equipment. Based on our reputation for quality, service and product innovation, we believe that we are well positioned to serve the world’s airlines and aircraft manufacturers and owners and operators of business jets.

Experience with Complex Regulatory Environment.   The airline industry is heavily regulated. The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products, and licenses component repair stations within the United States. Comparable agencies, such as the European Aviation Safety Agency, the Japanese Civil Aviation Board, and the Civil Aviation Administration of China regulate these matters in other countries. In order to sell certain products or services, it is necessary to obtain the required licenses for the product or service under these various regulations. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be both expensive and time consuming. We have a long history of experience with the complex regulatory environment in which we operate and believe this enables us to efficiently obtain the required approvals for new products and services.

Growth Opportunities

We believe that we will benefit from the following industry trends:

Improving Airline Industry Conditions.   Improving worldwide industry conditions are resulting in increased demand for our products and services, as demonstrated by the over 40% increase in our bookings during fiscal 2006 as compared to fiscal 2005. At December 31, 2006, our backlog was over $1.7 billion, an increase of approximately 60% over our December 31, 2005 backlog. A majority of the backlog growth over the fiscal year ended December 31, 2006 was primarily the result of international aftermarket demand for the retrofit of existing aircraft. We expect demand to further increase over the course of the next several years consistent with the expected increase in wide-body and super wide-body aircraft deliveries and the expected participation by the domestic carriers in both retrofit and new-buy activity.

Worldwide Air Traffic Growth and Airline Capacity Additions Drive Resurgence in Aftermarket Activities.   Our substantial installed base provides significant ongoing revenues from replacements, upgrades, repairs and the sale of spare parts. For the fiscal year ended December 31, 2006 and the fiscal year ended December 31, 2005, approximately 60% and 63% of our revenues, respectively, were derived from aftermarket activities. In addition, aftermarket revenues are generally driven by aircraft usage, and as such, they have historically tended to recover more quickly than revenues from original equipment manufacturers. As worldwide air traffic grows and airlines add capacity, we expect our aftermarket business to continue to grow. According to IATA, during the fiscal year ended December 31, 2006, the global airline industry expanded airline capacity by 4.6% in response to a 5.9% increase in global air traffic. During this same period, we experienced a 27.5% increase in aftermarket revenues. In addition, as a result of the severity of the economic downturn in the airline industry following the terrorist attacks of September 11, 2001, many carriers, particularly in the United States, deferred interior refurbishments for a number of years. We believe there are substantial growth opportunities for retrofit programs for the twin-aisle aircraft that service international routes and that the major U.S. airlines will need to invest in cabin interiors for their international fleets or face the prospect of losing market share on their international routes. Based on industry analysts’ expectations for airline traffic and our understanding of our customers’ cabin interior products requirements, we believe that global demand to retrofit existing aircraft with  commercial aircraft cabin interior products should grow at a compounded annual growth rate of approximately 18% over the 2005-2009 period and that total global demand (from both the aftermarket and new aircraft) for commercial aircraft cabin interior products of the type that we manufacture should grow at a compounded annual growth rate of approximately 16% over this same five-year period.

Record Backlog Driven by Aftermarket Demand from International Airlines Retrofitting Existing Fleets.   We believe that substantially all of the major international airlines are in the process of upgrading their existing fleets of twin-aisle aircraft. This activity is being driven by both the age of the existing cabin interiors as well as the desire by many of the leading international carriers to achieve a competitive advantage by investing in cabin interior products that incorporate leading comfort amenities and place a strong emphasis on pleasing aesthetics, quality and finish in order to enhance their international passengers’ flight experience. As a result, we believe that the life-cycle of premium products, such as international business class seats and the products comprising our super first class suites, will continue to compress as airlines make investments in cabin interior products on a more frequent basis. For example, in 2005, British Airways selected us to outfit their wide-body fleet with our next generation horizontal lie-flat seats. In 2000, British Airways revolutionized the airline industry by introducing the first horizontal business class lie-flat seats (which were subsequently installed on their wide-body fleet during 2001-2002). We believe British Airways’ decision to select our next generation horizontal lie-flat seats may accelerate the retrofit cycle for premium class seating products for other airlines operating wide-body aircraft serving international routes. Through December 31, 2006, retrofit activity for the international airlines with twin-aisle aircraft has consisted of upgrading the premium class seating, mood lighting and food and beverage preparation equipment for the first and business class sections of their international fleets. We believe these international airlines are now beginning to address their coach class retrofit requirements, which bodes well for future bookings and revenue growth.

Growth of Wide-Body Aircraft Fleet.   According to the Airline Monitor, new deliveries of wide-body aircraft totaled 186 in 2006 and are expected to total approximately 1,023 aircraft over the 2007-2010 period, averaging approximately 256 such aircraft per year or a 37% higher delivery level as compared to 2006. The Airline Monitor also predicts that nearly 3,230 twin-aisle aircraft will be delivered over the 2007-2016 timeframe or approximately 323 wide-body and super wide-body aircraft per year or some 74% higher, on average, as compared to 2006. This also compares to 1,852 aircraft delivered from 1992-2005. We expect to benefit from this trend as wide-body aircraft generally carry five to eight times the dollar value of products of the type that we manufacture as compared to single-aisle, or narrow-body, aircraft.

Growth of Worldwide Airline Fleet.   As a result of the current and projected growth in worldwide air traffic, deliveries of new aircraft are expected to grow. According to the Airline Monitor, new deliveries of large commercial aircraft grew to 820 aircraft in 2006 from 663 in 2005 and are expected to increase to 925 in 2007, 1,037 in 2008, 1,086 in 2009 and 1,205 in 2010. The worldwide fleet of passenger and cargo aircraft was approximately 18,200 as of December 31, 2006 and, according to the Airline Monitor, is expected to increase to 40,097 by December 31, 2025. As the size of the fleet expands, we believe demand will also grow for upgrade and refurbishment programs, for cabin interior products and for maintenance products, including spares and fasteners.

Growth in New Aircraft Introductions Lead to New Cabin Interior Product Introductions and Major Retrofit Opportunities.   Over the past three years, 15 customers have placed orders for 166 of the new Airbus A380 super wide-body aircraft and 33 airlines have placed orders for 448 of the new Boeing 787 wide-body aircraft, which Boeing has indicated is its most successful new product launch in its history. Emirates Airline and Qantas Airways, which together account for approximately 40% of all A380 passenger aircraft orders to date, have selected us to outfit their A380 aircraft with luxurious super first class cabin interiors, including individual passenger compartments, electrically controlled lie flat seating, luxurious cabinetry, and various state of the art lighting products. Additionally, Qantas Airways and Air France have selected us to outfit their A380 aircraft with next generation lie-flat business class seats, and Singapore Airlines and several other A380 customers have selected us to supply them with our newly-designed oven, refrigeration and beverage maker products. We believe that a number of airlines, including those that have already placed orders to date for next generation wide-body aircraft, are also evaluating their existing wide-body fleets to ensure that they can maintain fleet-wide commonality of cabin interiors as they begin to take delivery of other new aircraft types. For example, Emirates Airline also selected us to outfit a number of its Boeing 777 wide-body aircraft with our super first class cabin interiors and new horizontal lie-flat business class seats, and Air France has selected us to supply our new A380 business class seats on its Boeing 777 fleet. Airlines that placed orders for the new Boeing 787 wide-body aircraft are just now beginning to place orders for these cabin interiors. We expect to be selected to outfit a significant portion of these aircraft.

Growth in Business Jet and VIP Aircraft Markets.   Business jet deliveries increased by 19% in 2006 as compared to 2005 and are expected to increase by approximately 14% in 2007 as compared to 2006. We expect several larger business jet types, including the Boeing Business Jet, the Bombardier Challenger, the Global Express and the Global 5000, the Gulfstream 150, 200, 350, 450 and 550, the Falcon 900 and the Falcon 2000 and 7x, the Airbus Corporate Jet, the Cessna Citation X and the Cessna Citation Jets and Embraer Legacy to be significant contributors to growth in new general aviation aircraft deliveries in the future. Industry sources estimate that approximately 3,025 business jets will be built during the 2007 through 2009 period, with over 41% projected to be larger business jets. This is important to us because the typical cost of cabin interior products manufactured for a large business jet can be 10 times more than the cost to equip the interior of a small jet. Advances in engine technology and avionics and the continued development of fractional ownership of executive aircraft are also important growth factors for the business jet market. In addition, because the average age of the more than 14,000 general aviation and VIP aircraft existing today is approximately 15 years, we believe significant cabin interior retrofit and upgrade opportunities exist.

Opportunity to Substantially Expand Our Addressable Markets through Our Fastener Distribution Business.   Our fastener distribution business leverages our key strengths, including marketing and service relationships with most of the world’s airlines and airframe manufacturers. As nearly 55% of fastener demand is generated by the existing worldwide fleet, we expect demand for fasteners to increase over time as the fleet expands, similar to the market for cabin interior products. The aerospace and military OEMs are increasingly outsourcing to sub-contract manufacturers, driving a channel shift, which is benefiting distributors such as our company. The OEMs are increasing their outsourcing of manufactured parts to aerospace and defense subcontractors, many of which tend to purchase through distributors. In addition, our recent acquisition of New York Fasteners has substantially expanded our military and defense customer base. The strong cycle of new commercial aircraft building together with our market share gains, the channel shift described above and our expanding military and defense platform, presents us, we believe, with an opportunity to potentially double the size of the profitability of our distribution business over the next three years.

Business Strategy

Our business strategy is to maintain a leadership position and to best serve our customers by:

•       Offering broad and innovative products and services in the industry;

•       Offering a broad range of engineering services including design, integration, installation and certification services, aircraft reconfiguration, and passenger-to-freighter conversion services;

•       Pursuing the highest level of quality in every facet of our operations, from the factory floor to customer support;

•       Aggressively pursuing continuous improvement initiatives in all facets of our businesses and in particular our manufacturing operations, to reduce cycle time, lower cost, improve quality and expand our margins; and

•       Pursuing a worldwide marketing and product support approach focused by airline and general aviation airframe manufacturer and encompassing our entire product line.

Our principal executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414. Our telephone number at that location is (561) 791-5000. Our website is www.beaerospace.com. Information included on or connected to our website is not a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	BE Aerospace, Inc.
Common stock offered	10,500,000 shares
Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 1,575,000 additional shares of common stock to cover over-allotments.
Common stock to be outstanding after this offering	90,452,583 shares (92,027,583 if the underwriters exercise in full their option to purchase 1,575,000 additional shares).
Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us, will be approximately $320.5 million, or $368.7 million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from the offering to redeem our $250.0 million aggregate principal amount 8 7/8% Senior Subordinated Notes due 2011 and for general corporate and working capital purposes. See “Use of Proceeds” for more information.

Risk factors

See “Risk Factors” beginning on page S-10 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	BEAV

The number of shares of our common stock to be outstanding immediately after the offering is based on shares outstanding as of March 21, 2007 and excludes 3,839,290 shares reserved for issuance under various of our stock option and benefit plans, of which options to purchase 788,580 shares at an average option price of $14.79 have been issued and are outstanding. The number of shares outstanding after the offering also assumes that the underwriters’ over-allotment option is not exercised.

Summary Financial Data

This summary financial data is intended only as a convenient reference. We derived the summary statement of operations data, other financial data and segment data for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 and the summary balance sheet data as of December 31, 2006 and December 31, 2005 from our audited financial statements included in our annual report on Form 10-K, which is incorporated by reference in this prospectus supplement. The balance sheet data as of December 31, 2004 has been derived from our audited financial statements which are not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The following financial information is qualified by reference to, and should be read in conjunction with, our historical financial statements, including notes thereto, which are incorporated by reference in this prospectus supplement.

	Fiscal Year Ended December 31,
	2006	2005	2004
	(in millions, except per share data)
Statements of Operations Data:
Net sales	$1,128.2	$844.1	$733.5
Cost of sales	731.7	548.5	494.8
Gross profit	396.5	295.6	238.7
Operating expenses:
Selling, general and administrative	159.6	136.4	119.2
Research, development and engineering	88.6	65.6	55.1
Operating earnings	148.3	93.6	64.4
Interest expense, net	38.9	59.3	76.1
Loss on debt extinguishment(1)	19.4	—	8.8
Earnings (loss) before income taxes	90.0	34.3	(20.5)
Income taxes (benefit)	4.4	(50.3)	1.5
Net earnings (loss)	$85.6	$84.6	$(22.0)
Basic net earnings (loss) per share:
Net earnings (loss)	$1.11	$1.44	$(0.53)
Weighted average common shares	77.1	58.8	41.7
Diluted net earnings (loss) per share:
Net earnings (loss)	$1.10	$1.39	$(0.53)
Weighted average common shares	78.0	60.8	41.7
Other Financial Data:
Gross margin	35.1%	35.0%	32.5%
Operating margin	13.1%	11.1%	8.8%
Depreciation and amortization	$29.4	$28.6	$28.4
Capital expenditures	24.1	16.9	14.5
Net cash flows provided by operating activities	41.0	12.6	0.3
Net cash flows provided by (used in) investing activities	169.4	(15.3)	(26.8)
Net cash flows (used in) provided by financing activities	(165.1)	284.2	(46.0)
Segment Data:
Sales:
Seating	$388.5	$281.8	$251.4
Interior Systems	273.9	205.5	200.4
Distribution	251.5	173.9	144.2
Business Jet	147.5	120.2	75.2
Engineering Services	66.8	62.7	62.3
Operating earnings (loss):
Seating	37.6	25.5	16.8
Interior Systems	51.2	32.3	30.9
Distribution	50.4	34.9	25.9
Business Jet	9.4	7.8	(1.3)
Engineering Services	(0.3)	(6.9)	(7.9)

	As of December 31,
	2006	2005	2004
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$65.0	$356.0	$76.3
Working capital	456.0	573.4	225.0
Total assets	1,497.7	1,426.5	1,024.8
Total debt	503.9	678.9	680.1
Stockholders’ equity	706.0	569.6	182.8

Fiscal Year Ended December 31, 2006
(in millions, except per share data)
Pro forma(2):
Net earnings	$93.8
Basic net earnings per share	$1.07
Diluted net earnings per share	$1.06
Basic weighted average shares outstanding	87.6
Diluted weighted average shares outstanding	88.5

(1)          The loss on debt extinguishment of $19.4 for 2006 reflects unamortized debt issue costs, redemption premiums and expenses related to the repurchase of our 8 1/2% Senior Notes due 2010 and the redemption of our 8% Senior Subordinated Notes due 2008. The loss on debt extinguishment of $8.8 for 2004 reflects unamortized debt issue costs, redemption premiums and expenses related to our early retirement of our 9 1/2% Senior Subordinated Notes due 2008.

(2)          The pro forma net earnings and basic and diluted net earnings per share amounts reflect our offering of 10.5 million shares of our common stock and the application of the net proceeds of this offering to redeem our 8 7/8% Senior Subordinated Notes due 2011, as described in “Use of Proceeds,” as if such redemption occurred on January 1, 2006.

A reconciliation between reported net earnings and pro forma net earnings for the year ended December 31, 2006 is presented below.

Fiscal Year Ended December 31, 2006
(in millions)
Net earnings, as reported	$85.6
Adjustments associated with the redemption of the 8 7/8% Senior Subordinated Notes due 2011:
Reduction in interest expense(a)	22.9
Redemption premium and write-off of unamortized debt issue costs	(10.3)
Income tax effects	(4.4)
Pro forma net earnings	$93.8

(a) Does not include approximately $3.2 million of interest income that would have been earned on the remaining net proceeds following the redemption of the 8 7/8% Senior Subordinated Notes due 2011.

This summary unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had these transactions been completed as of the dates indicated or of the operating results that may be obtained in the future.

RISK FACTORS

Before making a decision to invest in our common stock, you should carefully consider the risks described below in addition to the other information in this prospectus supplement and accompanying prospectus, including the documents incorporated by reference. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you could lose all or part of your investment.

Risks Relating to Our Industry

We are directly dependent upon the conditions in the airline and business jet industries and a severe and prolonged downturn could negatively impact our results of operations.

The September 11, 2001 terrorist attacks, SARS and the onset of the Iraq war severely impacted conditions in the airline industry. According to industry sources, in the aftermath of the attacks most major U.S. and a number of international carriers substantially reduced their flight schedules, parked or retired portions of their fleets, reduced their workforces and implemented other cost reduction initiatives. U.S. airlines further responded by decreasing domestic airfares. As a result of the decline in both traffic and airfares following the September 11, 2001 terrorist attacks, and their aftermath, as well as other factors, such as increases in fuel costs and heightened competition from low-cost carriers, the world airline industry lost a total of approximately $41.0 billion in calendar years 2001-2006. The airline industry crisis also caused 22 airlines worldwide to declare bankruptcy or cease operations in the last six years.

As a result of the foregoing, through 2006, the domestic U.S. airlines, in large part, have been seeking to conserve cash by deferring or eliminating cabin interior refurbishment programs and deferring or canceling aircraft purchases. This, together with the reduction of new business jet production, caused a substantial contraction in our business during the 2001 through 2003 period. Although the global airline industry began to recover in late 2003 and conditions continue to improve, and the business jet industry is improving as well, additional events similar to those described above or other events could cause a deterioration of conditions in our industry or end the current business cycle. The rate at which the business jet industry recovers is dependent on corporate profits, the number of used jets on the market and other factors, which could slow the rate of recovery.

The airline industry is heavily regulated and failure to comply with applicable laws could reduce our sales, or require us to incur additional costs to achieve compliance, which could reduce our results of operations.

The Federal Aviation Administration (FAA) prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products, and licenses component repair stations within the United States. Comparable agencies, such as the European Aviation Safety Administration (EASA), the Civil Aviation Authority of China (CAAC) and the Japanese Civil Aviation Board (JCAB), regulate these matters in other countries. If we fail to obtain a required license for one of our products or services or lose a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be both expensive and time consuming.

From time to time these regulatory agencies propose new regulations. These new regulations generally cause an increase in costs to comply with these regulations. For example, the FAA dynamic testing requirements originally established in 1988 under 14 CFR 25.562 are currently required for certain new generation aircraft types. The recent enactment of 14 CFR 121.311(j) will require dynamic testing of all seats installed in all new aircraft produced after October 27, 2009. EASA is expected to establish a similar rule. Compliance with this rule may require industry participants to expand engineering, plant and equipment to ensure that all products meet this rule. Smaller seating companies may not have the resources, financial or otherwise, to comply with this rule and may be required to sell their business or cease operations. To the extent the FAA implements rule changes in the future, we may incur additional costs to achieve compliance.

The airline industry is subject to extensive health and environmental regulation, any violation of which could subject us to significant liabilities and penalties.

We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire.

Risks Relating to Our Business

There are risks inherent in international operations that could have a material adverse effect on our business operations.

While the majority of our operations are based domestically, we have significant manufacturing operations based internationally with facilities in the United Kingdom, the Netherlands and Germany and each of our facilities sells to airlines all over the world. Our customers are located primarily in North America, Europe and the emerging markets including the Asia/Pacific Rim region, South America and the Middle East. As a result, 57% of our net sales for the year ended December 31, 2006 and 40% or more of our sales for the years ended December 31, 2005 and December 31, 2004 were to customers located outside the United States.

In addition, we have a number of subsidiaries in foreign countries (primarily in Europe), which have sales outside the United States. Approximately 35% and 30%, respectively, of our sales during the fiscal year ends December 31, 2006, and 2005 came from our foreign operations. Fluctuations in the value of foreign currencies affect the dollar value of our net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders’ equity. At December 31, 2006, we reported a cumulative foreign currency translation adjustment of approximately $18.1 million in stockholders’ equity as a result of foreign currency adjustments, and we may incur additional adjustments in future periods. In addition, operating results of foreign subsidiaries are translated into U.S. dollars for purposes of our statement of operations at average monthly exchange rates. Moreover, to the extent that our revenues are not denominated in the same currency as our expenses, our net earnings could be materially adversely affected. For example, a portion of labor, material and overhead costs for goods produced in our production facilities in the United Kingdom, Germany and the Netherlands are incurred in British pounds or euros, respectively, but the related sales revenues are generally denominated in U.S. dollars. Changes in the value of the U.S. dollar or other currencies could result in fluctuations in foreign currency translation amounts or the U.S. dollar value of transactions and, as a result, our net earnings could be materially adversely affected.

Historically we have not engaged in hedging transactions. However, we may engage in hedging transactions in the future to manage or reduce our foreign exchange risk. Our attempts to manage our foreign currency exchange risk may not be successful and, as a result, our results of operations and financial condition could be materially adversely affected.

Our foreign operations could also be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political, economic and social instability in the countries where we operate or sell our products and offer our services. The impact of any such events that may occur in the future could subject us to additional costs or loss of sales, which could materially adversely affect our operating results.

If we make acquisitions, they may be less successful than we expect, which could have a material adverse effect on our financial condition.

We may consider future acquisitions, some of which could be material to us. We explore and conduct discussions with many third parties regarding possible acquisitions. Our ability to continue to achieve our goals may depend upon our ability to effectively acquire and integrate such companies, to achieve cost efficiencies and to manage these businesses as part of our company. We may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be materially adversely affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition and the loss of certain customers resulting from the acquisitions. In addition, the process of integrating these businesses could cause difficulties for us, including an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. Further, the benefits that we anticipate from these acquisitions may not develop. Depending upon the acquisition opportunities available, we also may need to raise additional funds through the capital markets or arrange for additional bank financing in order to consummate such acquisitions.

Our total assets include substantial intangible assets. The write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations.

Our total assets reflect substantial intangible assets. At December 31, 2006, goodwill and identified intangibles, net, represented approximately 41% of total assets. Intangible assets consist principally of goodwill and other identified intangible assets associated with our acquisitions. On at least an annual basis, we assess whether there has been an impairment in the value of goodwill and other intangible assets with indefinite lives. If the carrying value of the tested asset exceeds its estimated fair value, impairment is deemed to have occurred. In this event, the amount is written down to fair value. Under current accounting rules, this would result in a charge to operating earnings. Any determination requiring the write-off of a significant portion of unamortized goodwill and identified intangible assets would negatively affect our results of operations and total capitalization, which could be material.

Our substantial indebtedness will require that a significant portion of our cash flow be used for debt service, which will limit our ability to use our cash flow for other areas of our business and could adversely affect the holders of our securities.

As of December 31, 2006, without giving effect to our expected redemption of our 8 7/8% Senior Subordinated Notes due 2011, we had approximately $504 million of total indebtedness outstanding, representing approximately 42% of total capitalization, and $439 million of net indebtedness outstanding (total indebtedness less cash and cash equivalents), representing approximately 38% of net capitalization. Subject to the limits contained in our existing bank credit facility and the indentures governing our outstanding senior and senior subordinated notes, we could also incur substantial additional indebtedness in the future.

As a result of our substantial indebtedness, we have substantial debt service obligations that could have significant consequences to us, including:

•       limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of those funds to fund debt service obligations;

•       limiting our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements;

•       increasing our vulnerability to adverse economic and industry conditions; and

•       increasing our exposure to interest rate increases because borrowings under our current bank credit facility are, and borrowings under any future bank credit facility could be, at variable interest rates.

Our ability to satisfy our debt service obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive, and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance, obtain additional financing or sell assets. In the future, our business may not generate sufficient cash flow, or we may not be able to obtain funding, to satisfy our debt service requirements. We had a net loss for the fiscal year ended December 31, 2004, and our earnings were inadequate to cover fixed charges for this period; and for the years ended December 31, 2006, and 2005, our cash flows provided by operations were only $41.0 million and $12.6 million, respectively. Our cash flows from operations during the years ended December 31, 2006 and 2005 reflect our high rate of growth, which resulted in large growth in our receivables and inventories.

In addition to the debt service requirements of our outstanding indebtedness, we have other demands on our cash resources, including, among others, capital expenditures and operating expenses.

We have significant financial and operating restrictions in our debt instruments that may have an adverse effect on our operations.

The indenture governing our outstanding 8 7/8% Senior Subordinated Notes due 2011 and our bank borrowings contain numerous financial and operating covenants that limit our ability to incur additional or repay existing indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments, to engage in transactions with affiliates, to engage in sale/leaseback transactions, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. Agreements governing future indebtedness could also contain significant financial and operating restrictions. Our current bank credit facilities contain customary affirmative and negative covenants. A failure to comply with the obligations contained in any current or future agreement governing our indebtedness, including our indentures, could result in an event of default under our current or any future bank credit facility, or such indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We may not have, or may not be able to obtain, sufficient funds to make any required accelerated payments.

We compete with a number of established companies, some of which have significantly greater financial, technological and marketing resources than we do, and we may not be able to compete effectively with these companies.

We compete with numerous established companies. Some of these companies, particularly in the passenger-to-freighter conversion business, have significantly greater financial, technological and marketing resources than we do. Our ability to be an effective competitor will depend on our ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which our products are currently in service. It will also depend on our success in causing our products and the new products we may develop to be selected for installation in new aircraft, including next-generation aircraft, and in avoiding product obsolescence. Our ability to maintain or expand our market position in the passenger-to-freighter conversion business will depend on our success in being selected to convert specific aircraft, our ability to maintain and enhance our engineering design, our certification and program management capabilities and our ability to manufacture a broader range of structural components, connectors and other products used in this business.

Risks Associated with Our Capital Stock and this Offering

Provisions in our charter documents may discourage potential acquisitions of our company, even those which the holders of a majority of our common stock may favor.

Our restated certificate of incorporation and by-laws contain provisions that may have the effect of discouraging a third party from making an acquisition of us by means of a tender offer, proxy contest or otherwise. Our restated certificate of incorporation and by-laws:

•       classify the board of directors into three classes, with directors of each class serving for a staggered three-year period;

•       provide that directors may be removed only for cause and only upon the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of such directors;

•       require at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors to alter, amend or repeal the provisions relating to the classified board and removal of directors described above;

•       permit the board of directors to fill vacancies and newly created directorships on the board;

•       restrict the ability of stockholders to call special meetings; and

•       contain advance notice requirements for stockholder proposals.

Our rights plan and the ability of our board of directors to issue preferred stock may have the effect of discouraging a takeover attempt not previously approved by the board of directors.

Our board of directors has declared a dividend of one preferred share purchase right for each share of common stock outstanding. A right will also be attached to each share of common stock subsequently issued. The rights will have certain anti-takeover effects. If triggered, the rights would cause substantial dilution to a person or group of persons that acquires more than 15% of our common stock on terms not approved by our board of directors. The rights could discourage or make more difficult a merger, tender offer or other similar transaction.

Under our restated certificate of incorporation, our board of directors also has the authority to issue preferred stock in one or more series and to fix the powers, preferences, and rights of any such series without stockholder approval. The board of directors could, therefore, issue, without stockholder approval, preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and could make it more difficult for a third party to gain control of us. In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an “interested stockholder,” or generally a 15% stockholder, to effect various business combinations with a corporation for a three-year period unless previously approved by our board of directors.

You may not receive cash dividends on our shares of common stock.

We have never paid a cash dividend and do not plan to pay cash dividends on our common stock in the foreseeable future. We intend to retain our earnings to finance the development and expansion of our business and to repay indebtedness. Also, until we redeem our 8 7/8% Senior Subordinated Notes due 2011, our ability to declare and pay cash dividends on our common stock is restricted by covenants in such notes. Our current bank credit facility also contains customary covenants, which include covenants restricting our ability to declare and pay cash dividends.

If the price of our common stock continues to fluctuate significantly, you could lose all or part of any investment in our common stock.

The price of our common stock is subject to sudden and material increases and decreases, and decreases could adversely affect investments in our common stock. For example, since the beginning of 2004, the closing sale price of our common stock has ranged from a low of $5.30 to a high of $33.35. The price of our common stock could fluctuate widely in response to:

•       our quarterly operating results;

•       changes in earnings estimates by securities analysts;

•       changes in our business;

•       changes in the market’s perception of our business;

•       changes in the businesses, earnings estimates or market perceptions of our competitors or customers;

•       changes in airline industry or business jet industry conditions;

•       changes in general market or economic conditions; and

•       changes in the legislative or regulatory environment.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us, will be approximately $320.5 million. If the underwriters exercise their over-allotment option in full to purchase 1,575,000 additional shares of our common stock, we estimate the aggregate net proceeds to us from this offering will be approximately $368.7 million.

We intend to use approximately $268.5 million of the net proceeds of the offering to redeem in full our 8 7/8% Senior Subordinated Notes due 2011. The terms of the indenture governing the 8 7/8% Senior Subordinated Notes due 2011 permit us to redeem the 8 7/8% Senior Subordinated Notes due 2011 on or after May 1, 2007 at a price equal to 102.9583% of the principal amount of the 8 7/8% Senior Subordinated Notes due 2011 to be redeemed. The aggregate amount required to redeem the 8 7/8% Senior Subordinated Notes due 2011, including accrued and unpaid interest to May 1, 2007, will be approximately $268.5 million. As of December 31, 2006, the principal amount outstanding under the 8 7/8% Senior Subordinated Notes due 2011 was $250.0 million and these notes are due on May 1, 2011. Following this offering, we intend to deliver a notice of redemption to holders of our 8 7/8% Senior Subordinated Notes due 2011, which will set May 1, 2007 as the redemption date.

We intend to use the remaining net proceeds of the offering of approximately $52.0 million, and any additional net proceeds we may receive upon an exercise by the underwriters of their over-allotment option, for general corporate and working capital purposes.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of December 31, 2006

•       on an actual basis;

•       as adjusted to reflect the sale of 10,500,000 shares of our common stock by us, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and to reflect the application of the net proceeds of this offering as described in “Use of Proceeds,” as if the offering and the redemption had occurred as of December 31, 2006.

This table should be read in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in this prospectus supplement.

	December 31, 2006
	Actual	As Adjusted
	(in millions, except share data)
Cash and cash equivalents(1)(2)	$65.0	$128.1
Short-term debt, including current maturities of long-term debt	1.9	1.9
Long-term debt, excluding current maturities:
Bank credit facility	250.0	250.0
8 7/8% Senior Subordinated Notes due 2011	250.0	—
Other long-term debt	2.0	2.0
Total long-term debt	502.0	252.0
Stockholders’ equity
Preferred Stock, $0.01 par value, 1.0 million shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common Stock, $0.01 par value, 200.0 million shares authorized, 79.5 million shares issued and outstanding, actual; 200.0 million shares authorized, 90.0 million issued and outstanding, as adjusted	0.8	0.9
Additional paid-in capital	927.2	1,247.6
Accumulated deficit(3)	(234.8)	(241.5)
Accumulated other comprehensive income	12.8	12.8
Total stockholders’ equity	706.0	1,019.8
Total capitalization	$1,209.9	$1,273.7

(1)          If the underwriters exercise their over-allotment option in full the additional net proceeds received therefrom of approximately $48.2 million will increase cash and cash equivalents.

(2)          As adjusted does not reflect the payment of approximately $11.1 million of accrued interest in connection with the redemption of 8 7/8% Senior Subordinated Notes due 2011 on May 1, 2007.

(3)          As adjusted reflects the write-off of the deferred financing cost and the redemption premium, net of tax, of approximately $6.7 million in connection with the redemption of our 8 7/8% Senior Subordinated Notes due 2011 in full.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “BEAV.”  On March 22, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $33.33 per share. To our knowledge, 79,952,583 shares of our common stock were held by approximately 977 registered holders as of March 21, 2007. The following table sets forth, for the periods indicated, the high and low closing sale prices of our common stock as reported on the Nasdaq Global Select Market.

	High	Low
2004:
Full year	$11.88	$5.30
First quarter	7.37	5.30
Second quarter	7.58	5.93
Third quarter	11.85	6.46
Fourth quarter	11.88	8.58
2005:
Full year	22.18	9.78
First quarter	12.89	9.78
Second quarter	16.41	10.45
Third quarter	17.67	14.30
Fourth quarter	22.18	16.17
2006:
Full year	29.02	18.20
First quarter	25.49	20.63
Second quarter	29.02	19.07
Third quarter	24.75	18.20
Fourth quarter	27.69	19.17
2007:
First quarter (through March 22, 2007)	33.35	26.65

We have never paid cash dividends and have no current plans to pay any dividends on our common stock in the foreseeable future. Our ability to declare and pay cash dividends on our common stock is restricted by the covenants in our 8 7/8% Senior Subordinated Notes due 2011, until such notes are redeemed, and in our existing bank credit facility.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.”  As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•       an individual who is a citizen or resident of the United States;

•       a corporation (or other business entity treated as a corporation for such purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•       an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or

•       a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has elected to be treated as a U.S. domestic trust.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities and their beneficial owners, banks, financial institutions and insurance companies, dealers and traders in securities, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated or risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, if required by the income tax treaty, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as is applicable to a U.S. person. Any U.S. trade or business income derived by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on the gross amount of any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly completed and executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly completed and executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•       the gain is U.S. trade or business income, as defined above;

•       the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax; or

•       we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is not a U.S. person (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder timely provides the required information to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated March 22, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	4,200,000
UBS Securities LLC	4,200,000
CIBC World Markets Corp.	525,000
Friedman, Billings, Ramsey & Co., Inc.	525,000
Jefferies Quarterdeck, a division of Jefferies & Company, Inc.	525,000
American Technology Research, Inc.	131,250
D.A. Davidson & Co.	131,250
Stephens Inc.	131,250
Stifel, Nicolaus & Company, Incorporated	131,250
Total	10,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,575,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.8496 per share. After the initial public offering, the representative underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$1.416	$1.416	$14,868,000	$17,098,200

We estimate that our out-of-pocket expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $0.7 million.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or publicly disclose any intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus supplement, except issuances of shares of common stock or grants or options to purchase shares of common stock under employee benefit plans existing on the date of this prospectus supplement, issuances of shares of common stock pursuant to the exercise of options outstanding on the date of this prospectus supplement and the issuance of shares of common stock as consideration for the purchase by us of any business or assets to parties who agree to be bound by the restrictions described in this paragraph. However, in the event that either (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that a material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such extension.

Our chairman and chief executive officer, our president and chief operating officer, our senior vice president of administration and chief financial officer and our directors have agreed, subject to exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that a material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such extension.

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•       Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•       Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•       Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, and the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•       Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•       In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

•       to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•       no fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•       in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees that:

•       it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 1.9(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•       it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Each person who is in possession of this prospectus supplement is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares of common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our shares of common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

The shares of common stock are being issued and sold outside the Republic of France and each of the underwriters represents that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus supplement, the accompanying prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifies) in accordance with Article L.411-2 of the Monetary and Financial Code and decret no. 98-880 dated 1st October, 1998.

Our shares of common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our shares of common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares of common stock, and this prospectus supplement, the accompanying prospectus or any other offering material relating to our shares of common stock may not be considered an offer or the prospect of an offer to sell or exchange our shares of common stock.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

Some of the underwriters and their respective affiliates have in the past provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received, and would receive, customary compensation.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•       the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•       where required by law, the purchaser is purchasing as principal and not as agent,

•       the purchaser has reviewed the text above under Resale Restrictions, and

•       the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus supplement contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser, and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters in connection with this offering will be passed upon for us by Shearman & Sterling LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the office of Nasdaq at 1735 K Street, Washington, D.C. 20006.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus supplement. This prospectus supplement and the accompanying prospectus are part of that registration statement. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the information incorporated by reference is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, and later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and the date of the closing of the offering made hereby. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not been included in or delivered with this document:

•       our Annual Report on Form 10-K for the year ended December 31, 2006;

•       our Proxy Statement on Schedule 14A filed with the SEC on April 28, 2006; and

•       our Current Reports on Form 8-K filed with the SEC, on August 3, 2006, February 1, 2007 and February 27, 2007.

You may request a copy of these incorporated documents at no cost by writing or telephoning us at the following address:

BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, Florida 33414
Attention: General Counsel
(561) 791-5000

PROSPECTUS

BE AEROSPACE, INC.

Common Stock

We may offer and sell, from time to time, in one or more offerings, our common stock that we describe in this prospectus.

We may offer and sell our common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific terms of the common stock to be offered in prospectus supplements to this prospectus or other offering material. Information in this prospectus will be deemed modified or superseded by any accompanying prospectus supplement or other offering material. You should read carefully this prospectus and the accompanying prospectus supplement or other offering material before you invest in our common stock.

Investing in our common stock involves risks that are described in the “Risk Factors” section of our periodic reports filed with the Securities and Exchange Commission or in the applicable prospectus supplement or other offering material.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 19, 2007.

We have not authorized any other person to provide you with any information or to make any representation that is different from, or in addition to, the information and representations contained in this prospectus, any prospectus supplement or in any other offering material or in any of the documents that are incorporated by reference in this prospectus, in any prospectus supplement or in any offering material.  If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information appearing in this prospectus, any prospectus supplement in any other offering material, as well as the information contained in any document incorporated by reference therein on herein, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies.

About This Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our common stock covered by this prospectus in one or more offerings.

This prospectus provides you with a description of our common stock that we may sell. Each time we sell our common stock, we will provide one or more prospectus supplements or other offering material that will contain specific information about the terms of that specific offering of our common stock and the specific manner in which it may be offered. The prospectus supplement or other offering material may also add to, update or change any of the information contained in this prospectus. To the extent that any statement we make in a prospectus supplement or other offering material is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement or other offering material. The prospectus supplement or other offering material may also contain information about any material federal income tax considerations relating to our common stock described in the prospectus supplement or other offering material. You should read both this prospectus and the applicable prospectus supplement or other offering material together with the additional information described under “Where You Can Find More Information” before making an investment decision. This prospectus may not be used to sell our common stock unless it is accompanied by a prospectus supplement or other offering material.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

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The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the common stock offered under this prospectus. That registration statement can be read at the SEC’s web site (www.sec.gov) or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public on the Internet, through a database maintained at the SEC’s website (http://www.sec.gov). In addition, you can inspect and copy our reports, proxy statements and other information at the office of Nasdaq at, 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We filed a registration statement on Form S-3 to register with the SEC the common stock described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The SEC allows us to incorporate by reference the information we file with it into this prospectus. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by any information incorporated later or superseded by information included in this prospectus or any prospectus supplement or other offering material relating to an offering of our common stock.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the date of the closing of each offering. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

The following documents, which have been filed with the SEC, are incorporated by reference into this prospectus:

•       our Annual Report on Form 10-K for the year ended December 31, 2006;

•       our Proxy Statement on Schedule 14A filed with the SEC on April 28, 2006; and

•       our Current Reports on Form 8-K filed with the SEC, on August 3, 2006, February 1, 2007 and February 27, 2007.

You may request a copy of these incorporated documents at no cost by writing or telephoning us at the following address:

BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, Florida  33414
Attention:  General Counsel
Telephone:  (561) 791-5000

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Forward-Looking Statements

This prospectus and the documents incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, including statements regarding implementation and expected benefits of lean manufacturing and continuous improvement plans, our dealings with customers and partners, the consolidation of facilities, reduction of our workforce, integration of acquired businesses, ongoing capital expenditures, our ability to grow our distribution segment, the impact of the large number of grounded aircraft on demand for our products and our underlying assets, the adequacy of funds to meet our capital requirements, the ability to refinance our indebtedness, if necessary, the reduction of debt, the potential impact of new accounting pronouncements, the impact on our business from the September 11, 2001 terrorist attacks, SARS outbreak and war in Iraq and the impact on our business of the recent increases in passenger traffic, projected increases in passenger traffic and the size of the airline fleet and the affect of any offering of common stock made pursuant to this registration statement. These forward-looking statements include risks and uncertainties, and our actual experience may differ materially from that anticipated in such statements. Factors that might cause such a difference include those discussed in our filings with the SEC, under the heading “Risk Factors” in our periodic reports filed with the SEC or in the prospectus supplement or other offering material, as well as future events that may have the effect of reducing our available operating income and cash balances, such as unexpected operating losses, the impact of rising fuel prices on our airline customers, outbreaks in national or international hostilities, terrorist attacks, prolonged health issues which reduce air travel demand (e.g., SARS), delays in, or unexpected costs associated with, the integration of our acquired or recently consolidated businesses, conditions in the airline industry, conditions in the business jet industry, problems meeting customer delivery requirements, our success in winning new or expected refurbishment contracts from customers, capital expenditures, cash expenditures related to possible future acquisitions, facility closures, product transition costs, labor disputes involving us, our significant customers or airframe manufacturers, the possibility of a write-down of intangible assets, delays or inefficiencies in the introduction of new products or fluctuations in currency exchange rates.

Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein. These statements should not be considered in isolation and you should make your investment decision only after carefully reading the entire prospectus and the documents incorporated by reference.

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OUR COMPANY

Based on our experience in the industry, we believe we are the world’s largest manufacturer of cabin interior products for commercial aircraft and business jets and a leading aftermarket distributor of aerospace fasteners. We sell our manufactured products directly to virtually all of the world’s major airlines and airframe manufacturers and a wide variety of general aviation customers. In addition, based on our experience, we believe that we have achieved leading global market positions in each of our major product categories, which include:

•       commercial aircraft seats, including an extensive line of super first class, first class, business class, tourist class and regional aircraft seats;

•       a full line of aircraft food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and microwave, high heat convection and steam ovens;

•       both chemical and gaseous aircraft oxygen delivery systems, protective breathing equipment and lighting  products;

•       business jet and general aviation interior products, including an extensive line of executive aircraft seats, direct and indirect overhead lighting systems, oxygen delivery systems, air valve systems, high-end furniture and cabinetry; and

•       a broad line of aerospace fasteners, consisting of over 175,000 Stock Keeping Units serving the commercial aircraft, business jet and military and defense industries.

We also provide comprehensive aircraft cabin interior reconfiguration and passenger-to-freighter conversion engineering services and component kits.

USE OF PROCEEDS

Except as may otherwise be described in the applicable prospectus supplement or other offering material, we expect to use the net proceeds from the sale of the common stock under this prospectus for general corporate or working capital purposes, which may include, among other things, capital expenditures, repaying indebtedness, funding acquisitions and investments. Additional information on the use of net proceeds from any sale of common stock offered by this prospectus may be set forth in the prospectus supplement or other offering material relating to such offering.

DESCRIPTION OF OUR COMMON STOCK

We are authorized to issue 200,000,000 shares of common stock, $0.01 par value, of which 79,918,200 shares were outstanding as of March 16, 2007. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive such dividends as may be declared by the board of directors out of funds legally available to pay dividends. The indenture relating to our outstanding senior subordinated notes and our current bank credit facility restrict dividend payments by us to our stockholders. In the event of a liquidation, dissolution or winding up of our company, holders of our stock have the right to a ratable portion of the assets remaining after payment of liabilities. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of our common stock are, and the shares to be sold under this prospectus will be, when issued and paid for, fully paid and non-assessable.

Directors’ Exculpation and Indemnification

Our restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, the restated certificate provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. The restated certificate also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Election and Removal of Directors

The restated certificate of incorporation classifies our board of directors into three classes, as nearly equal in number as possible, so that each director will serve for three years, with one class of directors being elected, each year. The restated certificate also provides that directors may be removed for cause only with the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose. In addition, the restated certificate requires at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose to alter, amend or repeal the provisions relating to the classified board and removal of directors described above.

We believe that the provisions described in the preceding paragraph, taken together, reduce the possibility that a third party could effect a change in the composition of our board of directors without the support of the incumbent board. The provisions may have significant effects on the ability of our stockholders to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of us or effect a fundamental corporate transaction such as a merger. Nevertheless, although we have not experienced any problems in the past with the continuity or stability of the board, management believes that the provisions help assure the continuity and stability of our policies in the future, since the majority of the directors at any time will have prior experience as directors.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. That section; provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person who is an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock at an a annual or special meeting, excluding shares owned by the interested stockholder. An “interested stockholder” is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Rights Agreement

On November 12, 1998, our board of directors declared a distribution of one right for each outstanding share of common stock to stockholders of record at the close of business on November 23, 1998, and for each share of common stock issued (including shares distributed from treasury stock) by us thereafter and prior to the distribution date, which will occur on the date described below. Each right entitles the registered holder, subject to the terms of the rights agreement dated as of November 12, 1998, to purchase from us one one-thousandth of a share, or a unit, of series A junior preferred stock, par value $0.01 per share, at a purchase price of $100.00 per unit, subject to adjustment.

Initially, the rights will attach to all certificates representing shares of outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from the common stock and the distribution date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the “stock acquisition date”) that a person or group of affiliated or associated persons, other than us, any subsidiaries or any of our or our subsidiaries’ employee benefit plans (an “acquiring person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of common stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of common stock. Until the distribution date, (i) the rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after November 23, 1998 (also including shares distributed from treasury stock) will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by such certificates.

The rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the rights agreement unless earlier redeemed by us.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

In the event that (i) we are the surviving corporation in a merger with an acquiring person and shares of our common stock shall remain outstanding, (ii) a person becomes the beneficial owner of 15% or more of the then outstanding shares of our common stock, (iii) an acquiring person engages in one or more “self-dealing” transactions as set forth in the rights agreement, or (iv) during such time as there is an acquiring person, an event occurs which results in such acquiring person’s ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, units of series A junior preferred stock (or, in certain circumstances, common stock, cash, property or other of our securities) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units of series A junior preferred stock issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void.

In the event that, at any time following the stock acquisition date, (i) we are acquired in a merger or, other business combination transaction and we are not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.

The purchase price payable, and the number of units of series A junior preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series A junior preferred stock, (ii) if holders of the series A junior preferred stock are granted certain rights or warrants to subscribe for series A junior or preferred stock or convertible securities at less than the current market price of the series A junior preferred stock, or (iii) upon the distribution to the holders of the series A junior preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional units. In lieu thereof, an adjustment in cash may be made based on the market price of the series A junior preferred stock prior to the date of exercise.

At any time until ten days following the stock acquisition date, a majority of the board of directors may redeem the rights in whole, but not in part, at the redemption price of $0.01 per right, payable, at the election of such majority of the board of directors, in cash or shares of our common stock. Immediately upon the action of a majority of the board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of series A junior preferred stock, or other consideration.

Any of the provisions of the rights agreement may be amended at any time prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

The units of series A junior preferred stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us.

Each unit of series A junior preferred stock will have a minimum preferential quarterly dividend rate of $0.01 per unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on our common stock.

In the event of liquidation, the holder of a unit of series A junior preferred stock will receive a series A junior preferred liquidation payment equal to the greater of $0.01 per unit or the per share amount paid in respect of a share of our common stock.

Each unit of series A junior preferred stock will have one vote, voting together with the common stock. The holders of units of series A junior preferred stock, voting as a separate class, shall be entitled to elect two directors if dividends on the preferred stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each unit of series A junior preferred stock will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the series A junior preferred stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the series A junior preferred stock’s dividend, liquidation and voting rights, the economic value of one unit of series A junior preferred stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

PLAN OF DISTRIBUTION

We may sell our common stock offered by this prospectus:

•       through agents;

•       to or through underwriters;

•       through dealers;

•       directly by us to other purchasers; or

•       through a combination of any such methods of sale.

Any underwriters or agents will be identified and their discounts, commissions and other items constituting underwriters' compensation will be described in the applicable prospectus supplement.

We (directly or through agents) may sell, and the underwriters may resell, the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of common stock, the underwriters or agents may receive compensation from us or from purchasers of the common stock for whom they may act as agents.  The underwriters may sell common stock to or through dealers, who may also receive compensation from purchasers of the common stock for whom they may act as agents.  Compensation may be in the form of discounts, concessions or commissions.  Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be treated as underwriting discounts and commissions under the Securities Act.

We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments they may be required to make in respect of such liabilities.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to a particular issue of common stock, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the common stock from us under delayed delivery contracts providing for payment and delivery at a future date.  These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

LEGAL MATTERS

The validity of our common stock will be passed upon for us by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.